UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 123rd BOARD OF DIRECTORS MEETING
HELD ON JUNE 25, 2008

1. DATE, TIME AND PLACE: On June 25, 2008, at 2:00 pm, at the headquarters of Rio Grande Energia S.A. (“RGE”), located at Rua Mário de Boni, 54 in the city of Caxias do Sul and state of Rio Grande do Sul.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraph 2 of Article 18 of CPFL Energia S.A. (“CPFL Energia” or “Company”) Bylaws.

3. ATTENDANCE: All members of the Company’s Board of Directors (“Board”) and the Company’s Executive Officers attended the meeting.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents, which will be filed at the Company’s headquarters; its publication was authorized in the excerpt format, with omission of the Board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination and discussion of the matters of the Agenda, the following resolutions were taken by unanimous vote:

(i) Presentation of the Work Plans of Assistance Committees and Commissions of the Board of Directors in June 2008, and validation of the Work Request Forms of the Board of Directors to the Strategy Work Commission (STCA-200701) and the Budget Work Commission (STCA-200702);

(ii) Information on the Report of the CEO (“highlights”) about the main facts in connection with the Company’s business and sector indicators;

1 de 3

(iii) Approval of the minutes of the 122nd Board of Directors Meeting held on May 28, 2008;

(iv) Approval of the organization of limited liability company pursuant to item “u”, Article 18 of the Bylaws and in accordance with the terms in the Resolution of the Board of Executive Officers No. 2008049, obtaining a bank guarantee from Banco Itaú BBA S.A. (Guarantor) in favor of the Brazilian Development Bank (“BNDES”) and Onlending Agents (together called “Beneficiaries”), in the total amount of up to R$ 123,270,800.00 (one hundred twenty-three million, two-hundred seventy thousand, eight hundred reais) for a period of one year, with the purpose of guaranteeing the debt installment of Chapecoense Geração S.A. (“Chapecoense”) in the Foz do Chapecó project;

(v) Recommendation to the administrators of Companhia Paulista de Força e Luz (“CPFL Paulista”) of vote favorable to the ratification of Bank Guarantee obtained from Itaú BBA S.A., in the amount of R$ 46,404,348.41 (forty-six million, four hundred four thousand, three hundred forty-eight reais, forty-one centavos) for the tax dues and for the issue of Federal Tax Debt Clearance Certificate - Resolution of the Board of Executive Officers No. 2008085;

(vi) Recommendation to the administrators of CPFL Paulista, Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. (“CPFL Geração”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) and RGE subsidiaries of vote favorable to the approval of the Announcement of Interest On Shareholders’ Equity (“ISE”) booked on June 30 - Resolutions of the Board of Executive Officers Nos. 2008082, 2008054, 2008030, 2008034 and 20081510;

(vii) Recommendation to the administrators of subsidiaries of vote favorable to the approval of the following matters: CPFL SANTA CRUZ: Reduction of the Capital Stock and subsequent amendment to the Company’s Bylaws - Resolution of the Board of Executive Officers No. 2008035; and CIA. SUL PAULISTA DE ENERGIA, CIA. JAGUARI DE ENERGIA, CIA. PAULISTA DE ENERGIA ELÉTRICA, CIA. LUZ E FORÇA DE MOCOCA: Renewal of Contracts for Purchase and Sale of Electric Energy with CESP - Resolution of the Board of Executive Officers Nos. 2008023, 2008024, 2008020 and 2008019;

(viii) Recognition of the proposal for corporate restructuring of the subsidiary Foz do Chapecó Energia S.A.;

(ix) Acceptance of the resignation of Mr. RENI ANTONIO DA SILVA, bearer of Identity Card (RG/ SSP/MG) M-658.104, Individual Taxpayers’ ID (CPF/MF) 113.795.886 -34, from the position of Vice President of Strategy and Regulation, mentioned in the minutes of the Board of Directors’ Meeting that elected him on April 25, 2007, pursuant to the resignation letter filed at the Company’s headquarters and attached to these minutes for all purposes of the law. The Chief Executive Officer, as of July 1, 2008, shall be responsible for the duties of the vacant position until the election of the substitute by the Board of Directors under Article 22 of the Company’s Bylaws.

2 de 3

The members of the Board of Directors and the Executive Officers acknowledged the services of Mr. Silva, highlighting his contribution during the six years he led the Strategies and Regulation department. They thanked Mr. Silva for his dedication and professionalism in safeguarding CPFL group’s interests, and wished him success in the new phase of his career in which he shall provide consultancy services to the Company; and

(x) Recognition of the auction of properties belonging to the Company’s Subsidiaries, which shall be held July 28, 2008.

6. CLOSURE: There being no further business to transact, the meeting was adjourned and these minutes drawn up, which were then read, approved and signed by all the attending Board Members and by the Secretary.

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

3 de 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.